Exhibit 10.50

EMPLOYMENT AGREEMENT

     THIS EMPLOYMENT AGREEMENT (“Employment Agreement”) is effective January 1, 2004, (the Effective Date) by and between ENTREMED, INC., a Delaware corporation having its principal office at 9640 Medical Center Drive, Rockville, MD 20850 (the “Company”) and Mr. Neil J. Campbell, an individual residing at 25242 Conrad Court, Damascus, MD 20872 (“Mr. Campbell”).

     WHEREAS, Mr. Campbell has previously entered into an employment agreement with the Company (referenced therein and herein as “Agreement”) that is dated April 30, 2003, for the annual period beginning January 1, 2003, (copy attached as Exhibit 1); and

     WHEREAS, such Agreement expired by its terms on December 31,2003, and under such Agreement and under an earlier agreement, now also expired, and pursuant to a letter dated December 30, 2003, to Mr. Campbell from Michael Tarnow (“December 30, 2003, Letter,” copy attached as Exhibit 2), Mr. Campbell has served as the Company’s president, Chief Operating officer and principal executive officer since October 15, 2002; and

     WHEREAS, the Company delivered a draft of this Employment Agreement to Mr. Campbell on or about December 17, 2003; and

     WHEREAS, the Company has engaged an executive recruiter in order to conduct a search for a suitable Chief Executive Officer and will consider Mr. Campbell as a candidate for such position; and

     WHEREAS, Mr. Campbell and the Company mutually desire to enter into this new Employment Agreement in order to allow sufficient time for such executive recruiter to complete such search;

     NOW THEREFORE, for and in consideration of the mutual premises, agreements and covenants contained herein, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Employment Position and Duties

     The Company hereby agrees to employ Mr. Campbell during the Term hereof (as set forth in Paragraph 4 herein) to act as, to exercise all of the powers and functions of, to perform such acts and duties and generally to furnish such services to the Company and its subsidiaries (if any) as is customary for a senior management person with a similar position in like companies; and he shall have such specific powers, duties and serve as President and Chief Operating Officer or such other executive positions as determined by the Board of Directors and shall perform responsibilities commensurate with those executive positions as the Board of Directors of the Company (the “Board”) shall from time to time reasonably prescribe, provided that such duties are consistent with Mr. Campbell’s senior management position. Mr. Campbell hereby agrees to accept such employment and shall perform and discharge faithfully, diligently, and to the best of his abilities such duties and responsibilities and shall devote sufficient working time and efforts to the business and affairs of the Company and its subsidiaries; provided however, that, to the extent consistent with the needs of the Company,

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Mr. Campbell shall be entitled to expend a reasonable amount of time on civic, public, industry, and philanthropic activities and on the management of his own investments and assets. This new Employment Agreement replaces the now expired Agreement between Mr. Campbell and the Company that is dated April 30, 2003, (attached as Exhibit 1) and the December 30, 2003, Letter (attached as Exhibit 2). EntreMed and Mr. Campbell agree that notwithstanding the expiration of the Agreement that is dated April 30, 2003, in their dealings and responsibilities toward each other during the period between the expiration of that Agreement on December 31, 2003, and the execution of this Employment Agreement, they have been governed by Sections 6, 7, 9 and 11 of that expired Agreement.

2. Place of Employment

     During his employment hereunder, Mr. Campbell’s principal place of employment shall be located at the Company’s corporate headquarters at 9640 Medical Center Drive, Rockville, Maryland, unless such headquarters are relocated during the Term of this Employment Agreement, subject to routine and customary business travel.

3. Compensation

(a)	Base Salary Effective January 1, 2004, and unless this Employment Agreement is terminated earlier as set forth herein, the Company shall pay to Mr. Campbell semi-monthly during the Term, the semi-monthly portion of a base salary (i.e., 1/24 of a base salary “Base Salary”) which when annualized equals three hundred thirty thousand dollars ($330,000), payable in accordance with the Company’s customary payroll policy for its executives, and subject to applicable tax and payroll deductions.

(b)	Incentive Compensation Mr. Campbell’s Incentive Compensation, if any, shall be determined annually by the Company’s Board of Directors. The Company acknowledges that Mr. Campbell has been awarded a cash performance bonus of $85,000 reflecting his performance and contributions to the Company’s performance in 2003, and such bonus will be paid to him during the month of February 2004 at such time as the 2003 bonus is payable to all Company employees.

(c)	Vesting of Options All unvested options granted to Mr. Campbell prior to December 31, 2003, and those granted in 2004 during the Term of this Employment Agreement will vest immediately upon notification by the EntreMed Board of Directors to Mr. Campbell pursuant to Paragraph 4 that he has not been selected as the new Chief Executive Officer following the search for such position currently being conducted by the Company’s Board of Directors. Such vesting will occur pursuant to the terms of this Employment Agreement rather than the terms of the grants under which such stock options were granted. However, in the event Mr. Campbell is selected as the new Chief Executive Officer, all unvested options will continue to vest pursuant to the terms of the grants under which such stock options were granted.

(d)	Certain Other Benefits, Including Paid Time Off, 401(k) Payments and Vesting of Options During the Term of this Agreement, Mr. Campbell shall

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be entitled to participate equally in any and all employee benefit plans and arrangements which are available to senior executive officers of the Company, including without limitation, group medical and life insurance plans. Except for Paid Time Off which may be earned in 2004, Mr. Campbell is entitled to use or to the payment for only five (5) days of paid time off that was earned but not used in 2003. The Company acknowledges that pursuant to the terms of its 401(k) Plan, all matching contributions to such Plan on behalf of Mr. Campbell will vest immediately. Any options granted to Mr. Campbell in 2004 will be vested in accordance with the provisions of Paragraph 3(c) above. No other benefits, payments, options or other emoluments associated with employment are due, owed or provided to Mr. Campbell except those that are provided for in this Employment Agreement.

4. Term

     Subject to this Employment Agreement being terminated earlier as set forth herein, the term of Mr. Campbell’s employment with the Company shall be for up to a four (4) month period commencing January 1, 2004, and continuing through April 30, 2004, (the “Term”). Mr, Campbell understands that the Company is currently undertaking a search for a Chief Executive Officer, with Mr. Campbell being one of the candidates for that position. Such search is expected to be completed on or before April 30, 2004. In the event Mr. Campbell is notified, in writing, that he has not been selected for that position, Mr. Campbell’s employment with the Company shall terminate thirty (30) days from the date of such notification, and such termination shall be deemed a termination without cause under Paragraph 8(d) of this Employment Agreement. However, in the event Mr. Campbell is selected for the position, the parties hereto will discuss, in good faith, a new employment agreement for Mr. Campbell to replace this interim Employment Agreement.

5. Stock Options

     Periodic stock and incentive stock option grants to Mr. Campbell, if any, shall be determined by the Board of Directors and shall vest and be exercisable either in accordance with the terms of the grants under which such stock options are granted or pursuant to the terms of this Employment Agreement and as set forth in Paragraph 3(c) and Paragraph 3(d) above. Upon execution of this Agreement by Mr. Campbell, the Company shall grant Mr. Campbell an option to purchase 25,000 shares of the Company’s stock at the then market price for the shares; this option shall immediately vest if Mr. Campbell is not selected as the new Chief Executive Officer and otherwise shall vest pursuant to the terms under which such stock option was granted; this option may be exercised by Mr. Campbell during the next five (5) years if during that time Mr. Campbell remains an employee of the Company, but if Mr. Campbell should terminate employment with the Company at any time and for any reason, including, without limitation, the expiration of this Employment Agreement or the selection of another person as its Chief Executive Officer, this option may be exercised by Mr. Campbell only within one (1) year from the date of such employment termination.

6. Unauthorized Disclosure

     While employed by the Company and for five (5) years thereafter, Mr. Campbell shall not, without the prior written consent of the Company, disclose to any person, other than a person to whom disclosure is reasonably necessary or appropriate in connection with the

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performance by Mr. Campbell of his duties as an executive officer of the Company, any material confidential information obtained by Mr. Campbell while in the employ of the Company with respect to the businesses of the Company or any of its subsidiaries, including, but not limited to, operations, pricing, contractual or personnel matters, products, discoveries, improvements, trade secrets, license agreements, marketing information, suppliers, dealers, customers, methods of distribution, or any other confidential information the disclosure of which Mr. Campbell knows, or in the exercise of reasonable care should know, would be damaging to the Company; provided, however, that confidential information shall not include any information known generally to the public (other than as a result of unauthorized disclosure by Mr. Campbell) or any information so otherwise considered by the Company to be confidential.

     In addition to the preceding, Mr. Campbell further agrees that he shall never disclose trade secrets of the Company or of any of its subsidiary companies except under appropriate safeguards to maintain the confidentiality of such information and also except during his active employment with the Company in connection with the performance of his duties as an executive officer of the Company. Mr. Campbell also agrees that the provisions of this Paragraph do not supercede or in any manner replace the requirements of applicable statutory and common law protections to the Company with respect to its assets, including confidential information and trade secrets, and also do not supercede or in any manner replace the effect or requirements of an Employee Proprietary Information / Patent Agreement (copy attached as Exhibit 3) or an Employee Confidentiality Agreement (copy attached as Exhibit 4) that Mr. Campbell previously entered into and that will remain in effect upon expiration of this Employment Agreement, and Mr. Campbell also agrees that the provisions of this Paragraph do not supercede or in any manner replace the effect or the requirements of an Insider Trading Policy and Agreement (copy attached as Exhibit 5) that Mr. Campbell previously entered into or of applicable statutory and common law relating to the subject matter thereof.

7. Indemnification of Mr. Campbell

     The Company shall indemnify Mr. Campbell, if Mr. Campbell is made a party, or threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, because Mr. Campbell is or was an officer or director or the Company or any of its subsidiaries, affiliates, or successors, against expenses (including reasonable attorneys fees and disbursements), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, to the fullest extent and in the manner set forth as permitted by the General Corporation Law of the State of Delaware and any other applicable law in effect from time to time, and reimburse such costs as incurred, but in any event no later than thirty (30) days from date of presentment of such costs to the Company. Such presentment may be, at the option of Mr. Campbell, in the form of an invoice directly from Mr. Campbell’s attorney or such other provider as may be reasonably selected by the Company, and in this event, the Company agrees to reimburse said provider directly, as opposed to having Mr. Campbell pay the invoice and then seek reimbursement from the Company. In the event that Mr. Campbell is not indemnified by the Company, in accordance with the Company’s D&O policy, subject to the limits of that policy and pursuant to its terms, the policy will cover Mr. Campbell during employment and after any termination of employment under the same coverage; terms and limits that such coverage, limits and terms will be maintained for the officers and directors of the Company.

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     In connection with litigation or proceedings before a court, arbitrator, administrative agency or other tribunal, either during the Term or thereafter, Mr. Campbell shall, upon request of the Company, testify as a witness or provide information concerning matters he was involved in during the course of his employment Mr. Campbell agrees to cooperate fully with Company counsel in connection with such proceedings, and he will be indemnified with respect to such activities as set forth in this Paragraph. All reasonable incurred expenses relating to Mr. Campbell’s participation in any litigation or proceedings before a court, arbitrator, administrative agency or other tribunal, either during the Term or thereafter, will be reimbursed to Mr. Campbell within thirty (30) days of receipt by the Company of appropriate supporting documentation.

8. Termination

     (a) Termination Upon Death If Mr. Campbell dies during the Term of this Agreement, Mr. Campbell’s legal representatives shall be entitled to receive the portion of the Base Salary that would have been paid through the last day of the six (6) months following the month in which Mr. Campbell’s death occurred. If in respect of the fiscal year in which Mr. Campbell dies he would otherwise have been entitled to receive incentive compensation under Paragraph 3(b) by reason of the operations of the Company during such fiscal year, Mr. Campbell’s legal representatives shall be entitled to receive a pro rata portion of such incentive compensation determined by multiplying the dollar amount of the incentive compensation involved by a fraction, the numerator of which shall be the number of complete calendar months that elapsed during the fiscal year through the end of the month in which Mr. Campbell died and denominator of which shall be twelve.

     (b) Termination Upon Disability or Incapacity. In the event Mr. Campbell has been disabled for a period of sixty (60) days, the Company may terminate Mr. Campbell’s employment hereunder at the end of any calendar month thereafter by giving written notice of termination to Mr. Campbell in the event that Mr. Campbell’s incapacity due to physical or mental illness prevents the proper performance of the duties of President and Chief Operating Officer or of another executive position determined by the Board of Directors as set forth heroin or established pursuant hereto for a substantial portion of any period of Mr. Campbell’s Term of employment hereunder. Any questions as to the existence or extent of illness or incapacity of Mr. Campbell, upon which the Company and Mr. Campbell cannot agree, shall be determined by a qualified independent physician selected by the Company and approved by Mr. Campbell (or, if Mr. Campbell is unable to give such approval, by any adult member of the immediate family or the duly appointed guardian of Mr. Campbell). The determination of such physician, certified in writing to the Company and to Mr. Campbell, shall be final and conclusive for all purposes of this Agreement. In the event of any such termination pursuant to this Paragraph 8(b), Mr. Campbell shall be entitled to receive his Base Salary through the end of the Term of this Agreement.

     If in respect of the fiscal year in which Mr. Campbell’s employment terminates pursuant to this Paragraph 8(b) he would otherwise have been entitled to receive incentive compensation under Paragraph 3(b) by reason of the operations of the Company during such fiscal year, Mr. Campbell shall be entitled to receive a pro rata portion of such incentive compensation determined by multiplying the dollar amount of the incentive compensation by a fraction, the numerator of which shall be the number of complete calendar months that

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elapsed during the fiscal year through the end of the month in which Mr. Campbell’s employment terminated pursuant to this Paragraph 8(b) and the denominator of which shall be twelve.

     (c) Termination for Cause The Company may terminate Mr. Campbell’s employment hereunder for “Cause” (as hereinafter defined) by giving written notice of termination of this Employment Agreement, the Company shall have “Cause” to terminate Mr. Campbell’s employment hereunder upon Mr. Campbell’s (i) habitual drunkenness or drug addiction or material failure to perform and discharge his duties and responsibilities hereunder, or (ii) misconduct that is materially and significantly injurious to the Company, or (iii) conviction of a felony and/or a crime involving the personal dishonesty of Mr. Campbell or moral turpitude, or (iv) conviction of Mr. Campbell of any crime or offense involving the property of the Company. Upon any such termination for cause under this Paragraph 8(c), the Company shall pay Mr. Campbell his Base Salary through the date of termination, and the Company, shall have no further obligations under this Employment Agreement.

     (d) Termination without Cause The Company shall have the right to terminate Mr. Campbell’s employment under this Employment Agreement at any time, without cause, and the Term of this Employment Agreement shall thereby end thirty days after the Company has given Mr. Campbell written notice of such termination. The Company shall pay to Mr. Campbell compensation at his bi-monthly rate of pay for six (6) months from the date of termination payable on a semi-monthly basis, that is for a total of twelve (12) semi-monthly payments regardless of whether his termination may become effective during or at the end of a month. Mr. Campbell will make himself reasonably available to members of the Company’s Board of Directors and to senior managers and officers of the Company to assist in the transition of responsibilities and information to others and to facilitate the orderly conduct of business operations. By acceptance of the first semi-monthly payment hereunder, and in consideration of the receipt of such compensation under this Employment Agreement, Mr. Campbell agrees that he shall have released and forever discharged the Company, its subsidiaries and affiliates, successors, predecessors, and all of their respective officers, directors, employees and agents and employee benefit plans from all claims, demands, liabilities and causes of action arising out of facts or occurrences arising or occurring at any time up to and including the time of Mr. Campbell’s termination, whether known or unknown, and the parties hereto contemplate that this release shall be construed broadly. Upon termination, the Company shall have no other financial obligations to Mr. Campbell under any compensation or benefit plan, program or policy, and Mr. Campbell’s participation in the Company compensation and benefit plans, programs and policies shall cease as of the date of Mr. Campbell’s termination, except that Mr. Campbell shall have such right to continued group health plan coverage as is provided under COBRA and except that Mr. Campbell may exercise vested options in accordance with the provisions of the applicable option plan. The Company shall make Mr. Campbell’s COBRA premium payments for the earlier of six (6) months after the termination date of Mr. Campbell or the date Mr. Campbell begins employment with a new employer. Notwithstanding the foregoing, if in respect of the fiscal year in which Mr. Campbell’s employment terminates pursuant to this Paragraph 8(d) he would otherwise have been entitled to receive incentive compensation under Paragraph 3(b) by reason of the operations of the Company during such fiscal year, Mr. Campbell shall be entitled to receive a pro rata portion of such incentive compensation determined by multiplying the dollar amount of the incentive compensation by a fraction, the numerator of which shall be the number of complete calendar months that elapsed

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during the fiscal year through the end of the month in which Mr. Campbell’s employment terminated pursuant to this Paragraph 8(d) and the denominator of which shall be twelve (12).

     (e) Non-competition For a period of twelve (12) months after termination for any reason of Mr. Campbell’s active employment with the Company. Mr. Campbell agrees not to, as an individual, principal, agent, employee, consultant or otherwise, directly or indirectly, in the United States or, with respect to any company or entity in Europe or Canada with whom Mr. Campbell has had partnership, licensing or other similar business development discussions on behalf of and during his employment with the Company, render any services to any firm or company or any division or subsidiary of any firm or company whose primary activity is the research, development or commercialization of specific product compounds and/or analogs and/or derivatives of those product compounds that are currently being researched, developed and/or commercialized by the Company. Such specific product compounds and/or analogs and/or derivatives of those product compounds are limited to Panzem, 2ME2, 2ME2 Analogs, Proteinase Activated Receptor #2 or PAR-2 and Tissue Factor Pathway Inhibitor or TFP1. Moreover, for a period of twelve (12) months after the termination of Mr. Campbell’s employment with the Company, Mr. Campbell agrees not to take any action, without the prior written consent of the Company, to assist Mr. Campbell’s successor employer or any other entity in recruiting or hiring any other employee who is or who was an employee of the Company on January 1, 2004, or on any date more recently than January 1, 2004. This prohibition includes (1) identifying to such successor employer or its agents or such other entity, the person or persons who have special knowledge concerning the Company’s inventions, processes, methods or confidential affairs; or (2) commenting to Mr. Campbell’s successor employer or its agents or such other entity about the quantity of work, quality of work, special knowledge or personal characteristics of any person who is still employed by the Company. Mr. Campbell also agrees that he will not provide such information to a prospective employer or to an executive search firm during interviews preceding possible employment.

9. Reimbursement of Legal Fees

     In a dispute, including litigation, arising under this Employment Agreement, the Company agrees to reimburse Mr. Campbell promptly after the final conclusion of such dispute or litigation for reasonable attorneys’ fees incurred if Mr. Campbell or the Company sues on this Agreement and the Company is not the prevailing party.

10. Non-Disparagement

     During the Term and thereafter Mr. Campbell shall not communicate negatively about or otherwise disparage the Company or its products or each and any of the released parties described in Paragraph 8(d) in any way whatsoever. The Company agrees that it, acting in its official capacity, shall not make any public false, disparaging or derogatory statements in connection with or concerning Mr. Campbell’s service to the Company except as may be required for truthful, sworn testimony or in connection with a legal or administrative case, proceeding, report, claim or dispute. In the event of the termination of Mr. Campbell’s employment, thereafter, in response to inquiries from prospective employers of Mr. Campbell, the Company shall only provide information relative to dates of employment unless otherwise requested by Mr. Campbell. In the event Mr. Campbell breaches any of the conditions set forth herein or in any other Paragraph of this Agreement, the Company shall discontinue the provision of any payment or benefits to him under this Employment

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Agreement, and he shall forfeit his entitlement to any further payments or benefits and shall be required to return to the Company any compensation already provided to him under this Employment Agreement

11. Miscellaneous

     (a) Assignments and Binding Effect The respective rights and obligations of the parties under this Employment Agreement shall be binding upon the parties hereto and their heirs, executors, administrators, successors, and assigns, including, in the case of the Company, any other corporation or entity with which the Company may be merged or otherwise combined or which may acquire all or substantially all of the Company’s assets, provided no such assignment shall discharge the Company of its obligations herein, and, in the case of Mr. Campbell, his estate or other legal representatives, provided that Mr. Campbell may not assign his rights hereunder without prior written consent of the Company.

     (b) Governing Law and Survival. This Agreement shall be governed as to its validity, interpretation and effect by the laws of the State of Maryland. The provisions of Paragraphs 6,7, 8(d), 8(e), 9,10 and Section 11 shall survive termination of this Employment Agreement.

     (c) Severability In the event that any provision or portion of this Employment Agreement shall be determined to be invalid, illegal, or unenforceable for any reason, the remaining provisions and portions of this Employment Agreement shall remain in full force and effect to the fullest extent permitted by law. Such invalid, illegal or unenforceable provision(s) shall be deemed modified to the extent necessary to make it or them valid, legal, and enforceable.

     (d) Entire Agreement and Amendments This Employment Agreement constitutes the entire agreement and understanding of the Company and Mr. Campbell with respect to the terms of Mr. Campbell’s employment with the Company and potential separation from such employment, and supersedes all prior discussions, understandings and agreements with respect thereto, including the December 30, 2003, Letter, except that it does not supercede or in any manner replace the effect or requirements of an Employee Proprietary Information / Patent Agreement (copy attached as Exhibit 3), an Employee Confidentiality Agreement (copy attached as Exhibit 4), or an Insider Trading Policy and Agreement (copy attached as Exhibit 5) that Mr. Campbell previously entered into, which will remain in effect. Any payment made and benefit provided pursuant to the December 30, 2003, Letter (copy attached as Exhibit 2) will be deducted from any payment or benefit that would otherwise be due to or for Mr. Campbell pursuant to this Employment Agreement.

     (e) Captions All captions and headings used herein are for convenient reference only and do not form part of this Employment Agreement.

     (f) Waiver. The waiver of a breach of any term or provision of this Employment Agreement shall not operate as or be construed to be a waiver of any other or subsequent breach of this Employment Agreement.

     (g) Notice. Any notice or communication required or permitted under this Employment Agreement shall be made in writing and shall be delivered by hand or mailed by registered or certified mail, return receipt requested, first class postage prepaid, addressed as follows:

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If to Mr. Campbell:
25242 Conrad Court
Damascus, MD 20872

If to the Company:
EntreMed, Inc.
9640 Medical Center Drive
Rockville, Maryland 20850
Attn.: Chief Financial Officer

     (i) Counterparts. This Employment Agreement may be executed in counterparts, each of which shall constitute one and the same Employment Agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement on the dates set forth below.

ENTREMED, INC.	Neil J. Campbell

By: /s/ Michael Tarnow	/s/ Neil J. Campbell

Michael Tarnow
Chairman, EntreMed Board of Directors

Date: April 12, 2004	Date: April 18, 2004

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